FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 08, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
8 April 2022
Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 April 2022	151,191	217.90	215.30	216.6710	LSE
08 April 2022	0	0.00	0.00	0.0000	CHIX
08 April 2022	0	0.00	0.00	0.0000	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 18 February 2022, as announced on 18 February 2022.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 145,907,416 Ordinary Shares in treasury and have 10,594,199,554 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
08 April 2022	08:19:56	BST	6337	215.30	LSE	1691097
08 April 2022	08:24:22	BST	6504	215.40	LSE	1,701,470
08 April 2022	08:26:44	BST	7830	215.70	LSE	1,706,182
08 April 2022	08:27:13	BST	885	215.80	LSE	1,707,192
08 April 2022	08:27:13	BST	6822	215.80	LSE	1,707,190
08 April 2022	08:30:36	BST	6533	215.30	LSE	1,716,400
08 April 2022	08:32:08	BST	5050	215.40	LSE	1,719,754
08 April 2022	08:32:08	BST	1723	215.40	LSE	1,719,752
08 April 2022	08:36:32	BST	6789	215.40	LSE	1,729,363
08 April 2022	08:43:36	BST	156	216.70	LSE	1,746,315
08 April 2022	08:43:36	BST	151	216.70	LSE	1,746,313
08 April 2022	08:43:36	BST	4325	216.70	LSE	1,746,311
08 April 2022	08:43:36	BST	1923	216.70	LSE	1,746,309
08 April 2022	08:43:44	BST	6895	216.60	LSE	1,746,599
08 April 2022	08:45:42	BST	6575	216.30	LSE	1,751,662
08 April 2022	08:52:47	BST	6330	216.60	LSE	1,768,483
08 April 2022	08:57:28	BST	6177	216.80	LSE	1,777,102
08 April 2022	08:57:28	BST	1334	216.80	LSE	1,777,100
08 April 2022	09:02:31	BST	7231	217.30	LSE	1,788,903
08 April 2022	09:04:30	BST	7203	217.60	LSE	1,791,911
08 April 2022	09:05:03	BST	3437	217.40	LSE	1,792,834
08 April 2022	09:05:03	BST	2933	217.40	LSE	1,792,832
08 April 2022	09:11:29	BST	7714	217.40	LSE	1,806,544
08 April 2022	09:16:46	BST	6401	217.90	LSE	1,814,816
08 April 2022	09:21:22	BST	6515	217.60	LSE	1,822,101
08 April 2022	09:24:51	BST	6906	217.50	LSE	1,827,283
08 April 2022	09:30:07	BST	6353	217.50	LSE	1,835,284
08 April 2022	09:33:04	BST	7608	217.70	LSE	1,839,763
08 April 2022	09:36:38	BST	6551	217.50	LSE	1,845,507

Date: 08 April 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary